CDC Software

October, 2010

CDC Software

© Copyright CDC Corporation 1

Cautionary Note Regarding Forward-Looking Statements

The contents of this presentation, what we say during it, as well as the contents of our filings and earnings and other press releases contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties. These forward-looking statements include statements regarding our beliefs about our plans, strategies, pipelines, potential transactions and strategic goals and factors that may affect them, our beliefs regarding our integration approach, our beliefs and expectations about investments or future acquisitions, our plans regarding future product development, product launches, expansion and cost-reduction efforts and factors that may affect them, our expectations regarding any trends, our projections, estimates and guidance for financial performance for any future periods and other statements we may make.

Important factors could cause actual results to differ materially from those in the forward-looking statements. We urge you to read our public filings with the United States Securities Exchange Commission (“SEC”), our Annual Report on Form 20-F for the year ended of December 31, 2009 which was filed with the SEC on June 1, 2010, our registration statements and other press releases –all of which are available on our corporate website at www.cdcsoftware.com and at www.sec.gov. We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.

All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the SEC by CDC Corporation and CDC Software Corporation, from time to time.

This presentation also includes Non-GAAP Financial Measures, which are not alternatives for measures prepared under generally accepted accounting principles in the United States (“GAAP”). Non-GAAP Financial Measures have inherent limitations and should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP. Please see reconciliations of Non-GAAP Financial Measures to GAAP, which are provided in our Q2 2010 earnings press release.

CDC Software

© Copyright CDC Corporation 2

CDC Corporation Structure

CDC Corp. Structure

CDC Corporation

(NASDAQ: CHINA)

Growth-Oriented Core Business

Software

85%

CDC Software

(NASDAQ: CDCS)

IT Services

100%

CDC Global Services

New Media Assets

100%

CDC Games

79%

China.com

(HKGEM: 8006)

Minority Investments

bbmf

eBizNET

Innovating SCM 2.0

marketbright

mgame

Aiming to unlock shareholder value through various strategic initiatives:

• Share buyback

• IPO

• M&A

• Other potential capital market transactions

CDC Software

© Copyright CDC Corporation 3

Liquidity Strategy – “Eliminate Overhang”

Existing Capital Structure

• CDC Software has approximately 28 million shares outstanding

• CDC Corporation currently holds 86% stake in CDC Software or 24 million shares

• 4 million shares in float and several institutions hold large % of float

Options under consideration

• As previously announced by CDC Corporation, CDC Intends to declare and pay regular, periodic dividends in shares of which, if completed, should reduce CDC Corporation’s stake in CDC Software over time

• Plans may also include a placement or offering of CDC Software shares by CDC Corporation

• Goal is to reduce CDC Corporation’s stake in CDC Software over time

• Eventually Eliminate Dual Class Share Structure

CDC Software

© Copyright CDC Corporation 4

Q2 2010 Financial Results*

CDC Software Q2 Financial Summary:

	Q2 2009	Q1 2010	Q2 2010
Non GAAP Revenue:	$50.6 million	$51.7 million	$54.0 million
Non GAAP Net Income:	$8.4 million	$8.0 million	$7.8 million
Non GAAP EPS:	$0.34	$0.28	$0.27
Adjusted EBITDA	$13.7 million	$10.6 million	$11.7 million

- Application sales exceeded our previous expectations of 33-42% growth, increasing by 73%, from $7.8 million in Q2 2009 to $13.5 million in Q2 2010
- Total contracted and unrecognized recurring revenue (TCURR) was $67.5 million in Q2 2010, a 43% increase from $47.1 million in Q2 2009
- Non-GAAP recurring revenue (maintenance plus SaaS revenue) increased by 10%, from $24.8 million in Q2 2009 to $27.3 million in Q2 2010
- License revenue was $8.8 million in Q2 2010, a 13% increase from $7.8 million in Q2 2009
- License revenue from new logo sales increased by 131% to $3.0 million in Q2 2010, compared to $1.3 million in Q2 2009
- Non-GAAP SaaS revenue grew 53% to $2.6 million in Q2 2010 from $1.7 million in Q1 2010
- Secured Total Contract Value (STCV) was $4.70 million in Q2 2010 compared to $480,000 in Q1 2010
- Cash and cash equivalents were $29.5 million at end of Q2 2010; Solid operating cash flow and credit line permit flexibility to execute acquisitions and investment strategies

CDC Software

* Please see explanations and reconciliations of Non-GAAP financial measures in our Q2 2010 earnings press release

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Growth Strategies

Organic Growth

• Cross Sell to Installed Base

• 10,000 customer opportunity

• Leverage OEM

• Channel Sales

Acquisitions

• Healthy Pipeline of Opportunities

• Disciplined Approach

• Earnings Accretiv

• Fits overall strategy

CDC Software

© Copyright CDC Corporation 6

Center of Excellence Units – Hybrid Products Offering

CRM

Complaint/feedback management

Aged care

eCommerce

Marketing automation

Document management

ERP-process

HRM

Global trade management

ERP-discrete

Supply Chain

Financial Services/Homebuilding/MED Devices

Front Office Products

Food Manufacturing/Distribution, Retail

Enterprise Products

on-premise

SaaS

on-premise and SaaS

Automotive, Tier 1 Food, CPG

Shop Floor Control

Not for Profit, Government

Not-For-Profit Public Sector

Manufacturing operations management

• discrete

• process

Government fund accounting and member management

ERP and member management

CDC Software

© Copyright CDC Corporation 7

Comprehensive Solutions and Services

Hybrid: On-Premise and SaaS

CDC Front Office CDC Back Office CDC Supply Chain CDC Plant Floor CDC gomembers CDC eCommerce

R&D Offshore Capabilities

Global Services Capability

Global Distribution

Broad Application Suite

Back Office Support

• Best Platform for CDC’s Applications

• Able to offer the most competitive ROI to our target markets

CDC Software

© Copyright CDC Corporation 8

Hybrid Model

Existing Model

• Perpetual licensing model

• Customization capabilities

• Traditional implementation

Additional Model

• Recurring subscription model

• Hosted applications

• E-learning and On Demand

• Shared by multiple customers

Hybrid Model

• Further software and software-related growth

• Further margin increase

• More predictable revenue stream

• Potentially high economies of scale

• Target new market segments

• Drive accelerating growth and margin expansion

CDC Software

© Copyright CDC Corporation 9

Hybrid Cloud Strategy 1) *Acquire*

- **Five SaaS acquisitions completed since late November 2009 –** Plans to continue to evaluate other acquisition opportunities

SaaS Acquisitions	Date of Acquisition
Truition	November 2009
gomembers	November 2009
Computility	February 2010
TradeBeam	May 2010
iDC	June 2010

Highlights:

- Buy disciplined: less than 2x recurring revenue
- Track record of successful integration

- **Strategic Cloud Investment Partner Program (SCIPP): Two minority investments completed since May 2010**

Minority Investments	Date of Investment
Marketbright	May 2010
eBizNET	May 2010

Highlights:

- Minority investments of up to $3 million
- Can also be set up as a debt instrument: 8-12% interest rate and convertible into equity
- Co-invest with tier-1 VC

CDC Software

© Copyright CDC Corporation 10

Hybrid Cloud Strategy 2) Integrate

• Key example of successful integration: CDC gomembers business gomembers unaudited pre acquisition

CDC gomembers unaudited post acquisition H1

Adjusted EBITDA % of Rev 16% 30%

*Results may vary from company to company based upon particular facts and circumstances.

• CDC Software Connector: Web services framework for integration

Integration underway:

Marketbright + Pivotal CRM

eBizNET + Ross ERP

Integration scheduled to begin in Q3:

TradeBeam + CDC Supply Chain

CDC Software

© Copyright CDC Corporation 11

Hybrid Cloud Strategy 3) Innovate

• CDC Software plans to develop SaaS applications to extend its current product offerings

CDC Respond

• CDC Respond Complaint Management System is the first cloud SaaS application that will be developed with the Windows Azure platform

• Plans to deliver the product by the end of 2010

e-M-POWER

• e-M-POWER discrete ERP solution is soon to be rolled out in China

• Designed to address the needs of small and medium-sized discrete manufacturers that include electronics, toy, watch and furniture industries in China

• During Q2 2010, CDC Software introduced several new products and version upgrades for its core on-premise ERP

Pivotal Social CRM

• New module that integrates with Facebook, Google, BlogSearch, InsideView, LinkedIn and Twitter

Pivotal CRM SMB

• CRM solution specifically tailored for Small and Mid-size Business (SMB)

Version Upgrades

• On-premise ERP

• Supply chain management

• Complaint management

• Manufacturing operations management

• Enterprise performance management

CDC Software

© Copyright CDC Corporation 12

Hybrid Cloud Strategy 4) *Grow*

- **Strategic Alliance Program**
  - Signed 5 new original equipment manufacturers (OEM) during Q2 2010
  - OEM sale pipeline has grown from $150,000 in Q4 2009 to $1.5 million in Q2 2010



First Half Partner Revenue Growth
$2,384,762
$2,857,688
$3,739,149
2008
2009
2010

- **Franchise Partner Program**
  - Key growth program for regions such as Latin America, India and China
  - Plans to add Beijing Hinge Xin Yuan Software Co., Ltd as the second franchise partner in China
    - -Expand CDC Platinum HRM solutions into the large state-owned enterprise market
  - Through this program, CDC Software funds investments through acquisition of majority control or minority stakes

CDC Software

© Copyright CDC Corporation 13

Q2 – Growth in New Logo Sales, including Emerging Markets

Examples of New Logo Sales

Pivotal CRM • On-Premise: One of the largest financial services companies in India

CDC Factory • On-Premise: A leading manufacturer of dressings and sauces for retail and food service markets

CDC gomembers • SaaS: An International trade association

CDC Software

© Copyright CDC Corporation 14

Q2 – Mutual Hybrid Customers

- Examples of Mutual Hybrid Customers - model is already working

CDC eCommerce + CDC Front Office

- A leading financial institution

TradeBeam + CDC Front Office

- A diversified manufacturer of industrial and technology products

TradeBeam + CDC Supply Chain

- A leading French truck manufacturer

CDC Software

© Copyright CDC Corporation
15

Financial Highlights

Total Non-GAAP Revenue*

License

Recurring

Service

Hardware

50.6

48.6

55.0

51.7

54.0

1%

34%

49%

15%

1%

31%

52%

16%

4%

29%

48%

19%

2%

30%

53%

15%

2%

31%

50%

16%

Q2’09

Q3’09

Q4’09

Q1’10

Q2’10

Adjusted EBITDA & Adjusted EBITDA Margin*

Adjusted EBITDA

Adjusted EBITDA Margin %

27%

27%

27%

20%

22%

13.7

13.2

14.8

10.6

11.7

Q2’09

Q3’09

Q4’09

Q1’10

Q2’10

CDC Software

* Please see explanations and reconciliations of Non-GAAP financial measures in our Q2 2010 earnings press release

© Copyright CDC Corporation 16

Financial Highlights

Non-GAAP Net Income and EPS[A,B]



Non GAAP Net Income
Non GAAP EPS
$0.34
$0.33
$0.40
$0.28
$0.27
8.4
9.6
11.5
8.4
7.8
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10

[A]The Company originally used 4,800,000 and 24,200,000 class A and Class B ordinary shares, respectively, to calculate basic and dilutive earnings per share for periods presented prior to the completion of the initial public offering on NASDAQ. In connection with the audit of our financial statements for the year ended December 31, 2009, these amounts have been revised and the Company is now using 800,000 and 24,200,000 class A and Class B ordinary shares, respectively.

[B]Please see explanations and reconciliations of Non-GAAP financial measures in our Q2 2010 earnings press release

CDC Software

© Copyright CDC Corporation 17

Financial Highlights

Secured Total Contract Value (STCV)

$0.00m

$0.48m

$4.70m

Q2’09

Q1’10

Q2’10

STCV is the total of the following sub-groups:

1) New Logo SaaS

2) Add-On SaaS

3) Renewals

4) Contracted Services

5) Secured new rental contracts

Total Contracted Unrecognized Recurring Revenue (TCURR)

Maintenance SaaS

$47.1m

$45.6m

$49.2m

$52.5m

$67.5m

99%

99%

92%

93%

71%

Q2’09

Q3’09

Q4’09

Q1’10

Q2’10

TCURR is the measure of:

1) Total maintenance deferred revenue

2) Total remaining revenue value of SaaS contracts

CDC Software

© Copyright CDC Corporation 18

Key Performance Indicators

Increase in S&M and R&D expense to assist the expansion of the hybrid cloud model

S&M Expense as % of Revenue

16.6%

16.0%

15.7%

18.5%

18.1%

Q2’09 Q3’09 Q4’09 Q1’10 Q2’10

Gross R&D Expense as % of Revenue*

10.6%

10.1%

10.7%

12.9%

13.6%

Q2’09 Q3’09 Q4’09 Q1’10 Q2’10

CDC Software

* Equates to R&D expense before capitalization of Software Development

© Copyright CDC Corporation 19

Financial Guidance for 2010 and 2011

Financial Guidance for 2010 and 2011 as of reported in Q2 2010 Earnings Release:

Non GAAP Revenue:

Non GAAP EPS:

FY 2010 $215-$225 million $1.02-$1.08

FY 2011 $240-$250 million $1.20-$1.28

Analysis of EPS* Guidance Provided by Selected Peers (as of Sept 30, 2010):

$1.02-$1.08

$1.20 -$1.28

2010

2011

Successfactor

Netsuite

QAD

Rightnow

Ultimate

Lawson

Epicor

Kenexa

Taleo

Concur

CDC Software

Salesforce.com

CDC Software

*Source: Based on publicly-available financial information obtained from Thomson Reuters- www.thomsonone.com

© Copyright CDC Corporation 20

Q2 Summary

CDC Software is expanding its hybrid software computing model by executing its Hybrid Cloud Strategy

Growth in new logo sales including emerging markets in India and China

Mutual Hybrid Customers reflect the initial success of the Hybrid Model

Building network of OEM and Channel relationships

Significant improvement in Cross-Selling

Significant growth for Secured Total Contract Value (STCV) and Total Contracted Unrecognized Recurring Revenue (TCURR)

CDC Software

© Copyright CDC Corporation 21

Investor Inquiries

Monish Bahl

Senior Vice President

678.259.8510

mbahl@cdcsoftware.com

CDC Software

© Copyright CDC Corporation

© Copyright CDC Corporation 22